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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 12 )*



                              LADD Furniture, Inc.
                                (Name of Issuer)


                          Common Stock, $.30 Par Value
                         (Title of Class of Securities)


                                    505739201
                                 (CUSIP Number)


 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 pages

-------------------------------------                  -------------------------
 CUSIP NO.         505739201                13G        PAGE   2  OF   3  PAGES
           --------------------------                        ---     --
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Richard R. Allen
                     Social Security Number Intentionally Omitted
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     Not a member of a group          (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   5       SOLE VOTING POWER
         NUMBER OF                                  843,355*          Shares owned outright
           SHARES                                                     *Excludes the following shares as to which Mr. Allen disclaims
        BENEFICIALLY                                                    beneficial ownership:
          OWNED BY                                                    13,334 shares held by wife, Pamela A. Allen
            EACH                                                       7,653 shares held by wife as custodian for a minor child
         REPORTING                                                     4,078 shares held by wife as custodian for a minor child
           PERSON                                                          67 shares held by wife as trustee for minor child
            WITH                                                           67 shares held by wife as trustee for minor child
                                                                       3,575 shares held by daughter, Susan P. Allen
                             ------------------------------------------------------------------------------------------------------
                                   6       SHARED VOTING POWER

                                                    -0-
                             ------------------------------------------------------------------------------------------------------
                                   7       SOLE DISPOSITIVE POWER

                                                    843,355
                             ------------------------------------------------------------------------------------------------------
                                   8       SHARED DISPOSITIVE POWER

                                                    -0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    843,355
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                    N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    10.9%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                    IND
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 3 pages

                                  SCHEDULE 13G
                                AMENDMENT NO. 12

Issuer:                             LADD Furniture, Inc.
Title of Class of Securities:       Common Stock, $.30 Par Value
Reporting Person:                   Richard R. Allen
Social Security Number of
Reporting Person:                   Intentionally Omitted

                  The following are the changes in the information reported in the previous filing of Schedule 13G as amended (which was Schedule 13G, Amendment No. 11 dated February 13, 1995):

ITEM 4   OWNERSHIP:(1)

                  (a)      Amount Beneficially Owned:

                             843,355*       Shares owned outright


                                            *Excludes the following shares as to which Mr. Allen disclaims beneficial ownership:

                                            13,334   shares held by wife, Pamela A. Allen
                                             7,653   shares held by wife as custodian for a minor child
                                             4,078   shares held by wife as custodian for a minor child
                                                67   shares held by wife as
                                                     trustee for minor child
                                                67   shares held by wife as trustee
                                                     for minor child
                                             3,575   shares held by daughter, Susan P. Allen
                                            28,774   total


                  (b)      Percent of Class:

                                            10.9%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                            843,355*

                           (ii)     shared power to vote or to direct the vote:

                                            -0-

                           (iii) sole power to dispose or to direct the disposition of:

                                            843,355*

                           (iv) shared power to dispose or to direct the disposition of:

                                            -0-

         Footnote:
                  (1) All share amounts are as adjusted for a reverse stock split of 1-for-3 effective as of May 16, 1995.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 14, 1996                        /s/Richard R. Allen
                                                -------------------
                                                   Richard R. Allen
055\351911

                                Page 3 of 3 pages